

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
Mr. Ralph W. Castner
Executive Vice President and Chief Financial Officer
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

      Re: Cabela's Incorporated
             Form 10-K for the Year Ended December 31, 2011
             Filed February 23, 2012
             File No. 1-32227

Dear Mr. Castner:

We have reviewed your response dated January 24, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page 69

Notes to Consolidated Financial Statements, page 75

Nature of Business and Summary of Significant Accounting Policies, page 75

Government Economic Assistance, page 78

1. We have reviewed your response to the first bullet point in comment 1 of our letter dated December 27, 2012. Please address the following:

   - We note that in order to facilitate the economic assistance transaction from state and local governments, you often agree to purchase the economic development bonds that are issued in these arrangements as part of negotiations with the governmental entity. Please explain the substance of such negotiations and tell us whether and how they influenced your accounting position to analogize to paragraph 32 of IAS 20. Also, tell us whether the receipt of grant money is conditioned upon your purchase of the economic development bonds. Please be detailed in your response.

- Please tell us why you view the ultimate proceeds you receive from the sale, repurchase, repayment or redemption of the bonds to be related to the amount ultimately recorded as grant income rather than view the grant received and the bond purchased as two independent transactions. In doing so, tell us whether you receive all grant money upfront or whether it is received as payments are made to you on the economic development bonds.

- If the entire grant is provided to you upfront with no conditions, tell us whether any local governments have ever adjusted or revised grant amounts as a result of lower than expected bond payments to you. If adjustments are standard practice, please clarify how you account for them.

- Please tell us if the face value of the bonds purchased equals the amount of governmental grants received or whether one is generally more or less than the other. In this regard, explain to us whether there is a face amount related to the bonds and tell us how you are repaid for the bonds.

- We note that you elected to follow paragraph 27 of IAS 20 and classify deferred grant income as a contra-asset within fixed assets. Given this classification, please tell us what the deferred grant income amount classified within other long term liabilities in footnote 10 on page 87 represents.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief